Exhibit 99.1

Acasti Pharma Announces the Election of Its Directors, Changes to Its Stock Option Plan and Other Related Matters Approved at Its AGM

Montréal, Québec, CANADA, August 16, 2017 — Acasti Pharma Inc. (NASDAQ: ACST – TSX-V: ACST), a biopharmaceutical innovator focused on the research, development and commercialization of CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, announced that the following individuals were elected as directors of Acasti Pharma Inc. (“Acasti” or the “Corporation”) at its Annual and Special Meeting of Shareholders, held in Montreal, Canada on August 15, 2017 (the “AGM”): Janelle D’Alvise, Jean-Marie (John) Canan, Roderick N. Carter, Richard P. Schottenfeld and Katherine Crewe. Immediately prior to the AGM, Pierre Fitzgibbon and James S. Hamilton, who had been candidates for election to the Board and listed in the management proxy circular dated July 13, 2017, withdrew their candidacies for election to the Board. Mr. Fitzgibbon’s withdrawal followed his resignation from the board of directors of Neptune Technology & Bioressources Inc. (“Neptune”). At the AGM, Neptune nominated Richard P. Schottenfeld and Katherine Crewe in their place. The detailed results of the vote for the election of directors are set out below:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld	Non-Votes
Janelle D’Alvise	5,099,694	100.0%	0	0.0%	3,667,855
Jean-Marie (John) Canan	5,099,694	100.0%	0	0.0%	3,667,855
Roderick N. Carter	5,099,694	100.0%	0	0.0%	3,667,855
Richard P. Schottenfeld	5,099,694	100.0%	0	0.0%	0
Katherine Crewe	5,099,694	100.0%	0	0.0%	0

About Richard P. Schottenfeld

Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group Holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City, U.S.A. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

About Katherine Crewe, ICD.D

Ms. Crewe has spent 30 years in the medical device and pharmaceutical manufacturing space for companies with sales and distribution networks spanning the globe. During her career, she held several executive positions in various operations and quality management positions, most recently as Managing Director, Canadian operations, at Mallinckrodt Pharmaceuticals. Ms. Crewe is currently Chair of TEC Canada. Ms. Crewe holds a Master of Engineering (Biomedical) from McMaster University and a Bachelor of Science (Chemical Engineering) from Queen’s University.

“Acasti is excited to welcome Richard Schottenfeld and Katherine Crewe to our Board, as they will add valuable experience and strong leadership skills to the team," said Roderick N. Carter, Chairman.

For further information on the voting results of the resolution passed during the AGM, please refer to the Report of Voting Results available on SEDAR.

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Amendments to the Corporation Stock Option Plan and Equity Incentive Plan

At the AGM, disinterested shareholders approved amendments to the Stock Option Plan in order to increase the fixed number of Common Shares that may be issued upon the exercise of all options granted under such plan, as follows (the “Amended Stock Option Plan”): from 2,142,407 Common Shares (representing twenty percent (20%) of the number of Common Shares issued and outstanding as of February 29, 2016) to 2,940,511 Common Shares (representing twenty percent (20%) of the issued and outstanding Common Shares as of March 31, 2017), inclusive of (i) the 2,142,407 Common Shares reserved for outstanding options under the Stock Option Plan as of June 28, 2017, the Record Date for purposes of the AGM (which represent approximately 14.56% of the issued and outstanding Common Shares as of the Record Date) and (ii) the 798,104 Common Shares reserved for issuance pursuant to additional grants (which represent approximately 5.42% of the issued and outstanding Common Shares as of the Record Date).

At the AGM, disinterested shareholders also approved amendments to the Equity Incentive Plan (i) to set the total number of Common Shares reserved for issuance pursuant to awards granted under the Equity Incentive Plan, if and for so long as the Common Shares are listed on the TSX-V, to an aggregate number that shall not exceed the lower of (x) 367,563 Common Shares (representing 2.5% of the number of Common Shares issued and outstanding as of March 31, 2017), up from 267,800 Common Shares (representing 2.5% of the number of Common Shares issued and outstanding as of February 29, 2016), and (y) twenty percent (20%) of the issued and outstanding Common Shares as of March 31, 2017, representing 2,940,511 Common Shares (up from 2,142,407 Common Shares, representing twenty percent (20%) of the number of Common Shares issued and outstanding as of February 29, 2016), inclusive of Common Shares issuable pursuant to options issued under the Amended Stock Option Plan (the “Amended Equity Incentive Plan”).

The Amended Stock Option Plan and the Amended Equity Incentive Plan are subject to TSX-V final approval.

Ratification of Stock Option Grants

At the AGM, disinterested shareholders approved a resolution to approve, ratify and confirm a previous grant of a total of 373,600 options to purchase Common Shares of the Corporation to certain directors and officers of the Corporation, as further described in the management proxy circular dated July 13, 2017.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing CaPre® (omega-3 phospholipid), a potentially best-in-class cardiovascular drug, for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The Corporation’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

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Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking information in this press release includes, but is not limited to, information or statements about Acasti’s strategy, future operations, prospects and the plans of management; Acasti’s ability to conduct all required clinical and non-clinical trials for CaPre®, including the timing and results of those trials; and the timing and the outcome of meetings and discussions with the FDA.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement, the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest annual report on Form 20-F available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Annual Report and in the Corporation’s most recent management’s discussion and analysis (MD&A), in each case under the heading “Risk Factors.”

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:

Jan D’Alvise

Chief Executive Officer

450-686-4555

info@acastipharma.com www.acastipharma.com

Media Contact:

Jessica Dyas

Canale Communications 619-849-5385

jessica@canalecomm.com

Investor Relations Contact:

Glen Akselrod

Bristol Capital Ltd.

(905) 326-1888 ext 10

glen@bristolir.com

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